September 14, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	AT&T Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 22, 2022
File No. 001-08610

Ladies and Gentlemen:

Thank you for your September 2, 2022 comments on our Definitive Proxy Statement. The Company is mindful of its obligations under Item 407(h) of Regulation S-K regarding the disclosure of the Board’s leadership structure and role in risk oversight and, of course, drafted its existing disclosure to comply with applicable Securities and Exchange Commission rules and regulations. However, as we prepare next year’s Proxy Statement, we will enhance our existing disclosure in light of the Staff’s comments.

We appreciate your feedback on our filings and are available to address any additional questions you may have.

Sincerely,

/s/ Bryan Hough
Bryan Hough
Assistant Vice President – Senior Legal Counsel and Assistant Secretary AT&T Inc.

CC: Michael Pratt, Vice President – Associate General Counsel, AT&T Services, Inc.